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                               September 17, 2020

       Cary Grossman
       President
       GOOD WORKS ACQUISITION CORP.
       4265 San Felipe, Suite 603
       Houston, Texas 77027

                                                        Re: GOOD WORKS
ACQUISITION CORP.
                                                            Registration
Statement on Form S-1
                                                            Filed August 25,
2020
                                                            File No. 333-248333

       Dear Mr. Grossman:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed August 25, 2020

       Principal Stockholders, page 95

   1. We note that I-Bankers is an affiliate of your sponsor, I-B Good Works LLC. Please clearly disclose in the
beneficial ownership table. In addition, if I-Bankers plans on making a market in the
securities, please revise the registration fee table, cover page and underwriting section to
reflect the market making activities. Lastly, in the narrative following the table
please clarify the percent of shares that may be owned by the anchor investors if they
purchase the $60 million in units in this offering from their indications of interest and clarify
whether the anchor investors have agreed to vote any public shares they own in favor of a
business combination.

                                                        We remind you that the
company and its management are responsible for the accuracy
 Cary Grossman
GOOD WORKS ACQUISITION CORP.
September 17, 2020
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ruairi Regan at 202-551-3269 or Pamela Howell at 202-551-3357 if
you have any questions.



                                                           Sincerely,
FirstName LastNameCary Grossman
                                          Division of Corporation Finance
Comapany NameGOOD WORKS ACQUISITION CORP.
                                          Office of Real Estate & Construction
September 17, 2020 Page 2
cc:       Cavas Pavri, Esq.
FirstName LastName